MANAGEMENT FEE WAIVER AGREEMENT

THIS AGREEMENT, dated as of January 9, 2026, is between Lincoln Bain Capital Total Credit Fund (the “Fund”) and Lincoln Financial Investments Corporation (the “Adviser”).

WHEREAS, the Fund’s Board of Trustees has appointed the Adviser to serve as the investment manager of the Fund pursuant to the investment management agreement between the Fund and the Adviser, dated February 28, 2025 (the “Investment Management Agreement”); and

WHEREAS, pursuant to the terms of the Investment Management Agreement, the Fund is obligated to pay the Adviser a management fee equal to an annual rate of 1.00% of the Fund’s gross assets (i.e., gross of fund leverage) (the “Management Fee”); and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to the Adviser’s contractual waiver of the Management Fee;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1.

The Adviser hereby agrees to waive the Management Fee in its entirety for the Effective Period (as defined below) (the “Fee Waiver”). The Fee Waiver shall be imposed after application of the amended and restated expense limitation agreement between the Fund and the Adviser, dated August 15, 2025 (the “Amended and Restated Expense Limitation Agreement”). For illustrative purposes only, in a situation where 1) the Management Fee is 1.00%, 2) the Fund Operating Expenses (as defined in the Amended and Restated Expense Limitation Agreement) for a Class of the Fund are 2.50%, 3) the Operating Expense Limit (as defined in the Amended and Restated Expense Limitation Agreement) for such Class is 2.00%, and 4) 100% of the Management Fee is waived under the Fee Waiver, then: i) the Operating Expense Limit would be applied to reimburse to the Fund 0.50% of Fund Operating Expenses (the amount in excess of the Operating Expense Limit) for such Class, and ii) the Fee Waiver would be implemented thereafter, waiving an additional 1.00% and causing the Class’s effective Fund Operating Expenses to equal 1.00%.

2.	The Fee Waiver shall become effective on February 1, 2026 and shall continue through July 31, 2026 (the “Effective Period”).

3.	The Fee Waiver will not impact the Incentive Fee (as defined in Schedule A to the Investment Management Agreement) payable by the Fund.

4.

The Adviser retains its right to recoup any fees waived by it pursuant to this Agreement within three years of such waiver, if such recoupment can be achieved within the Operating Expense Limit (before application of the Fee Waiver) in effect at the time the waiver occurred and the Operating Expense Limit (before application of the Fee Waiver) in effect at the time such recoupment is sought. Notwithstanding anything to the contrary, this

Section 4 of this Agreement shall survive any termination of this Agreement with respect to any fees waived that have not been recouped by the Fund to the Adviser.

5.

The Adviser acknowledges that the Fund will rely on this Agreement in preparing and filing amendments to the registration statement for the Fund on Form N-2 with the U.S. Securities and Exchange Commission and for certain other purposes and expressly permits the Fund to do so.

6.

This Agreement may be amended or terminated prior to the conclusion of the Effective Period by written agreement between Fund and the Adviser upon the approval of such amendment or termination by the Board of Trustees.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LINCOLN BAIN CAPITAL TOTAL CREDIT FUND

/s/ Gordon J. Huellmantel
Name:	Gordon J. Huellmantel
Title:	Senior Vice President

LINCOLN FINANCIAL INVESTMENTS CORPORATION

/s/ James J. Hoffmayer
Name:	James J. Hoffmayer
Title:	Vice President & Chief Accounting Officer